SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

October 31, 2016

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]
Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SMITH & NEPHEW PLC
31 October 2016
NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGUALTION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM.
1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Olivier Bohuon
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Smith & Nephew plc Ordinary Shares of USD 0.20 each ISIN: GB0009223206
b)	Nature of the transaction	Purchase of ordinary shares through the Company's Dividend Re-Investment Plan following the 2016 interim dividend payment on 25 October 2016.
c)	Price(s) and volume(s)	Price(s) £12.1765	Volume(s) 3,449

d)	Aggregated information - Aggregated volume - Price	Single Transaction N/A N/A
e)	Date of the transaction	2016 - 10 - 25
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	John Campo
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Smith & Nephew plc SPON ADR American Depositary Shares ISIN: US83175M2052
b)	Nature of the transaction
As a participant in the Company's Employee Stock Purchase Plan, purchase of American Depositary Shares through the Company's Dividend Re-Investment Plan following the 2016 interim dividend payment on 25 October 2016.

c)	Price(s) and volume(s)	Price(s) $29.7031	Volume(s) 73

d)	Aggregated information - Aggregated volume - Price	Single Transaction N/A N/A
e)	Date of the transaction	2016 - 10 - 25
f)	Place of the transaction	New York Stock Exchange

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Glenn Warner
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Smith & Nephew plc SPON ADR American Depositary Shares ISIN: US83175M2052
b)	Nature of the transaction
As a participant in the Company's Employee Stock Purchase Plan, purchase of American Depositary Shares through the Company's Dividend Re-Investment Plan following the 2016 interim dividend payment on 25 October 2016.

c)	Price(s) and volume(s)	Price(s) $29.7031	Volume(s) 11

d)	Aggregated information - Aggregated volume - Price	Single Transaction N/A N/A
e)	Date of the transaction	2016 - 10 - 25
f)	Place of the transaction	New York Stock Exchange

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Matthew Stober
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Smith & Nephew plc SPON ADR American Depositary Shares ISIN: US83175M2052
b)	Nature of the transaction
As a participant in the Company's Employee Stock Purchase Plan, purchase of American Depositary Shares through the Company's Dividend Re-Investment Plan following the 2016 interim dividend payment on 25 October 2016.

c)	Price(s) and volume(s)	Price(s) $29.7031	Volume(s) 2

d)	Aggregated information - Aggregated volume - Price	Single Transaction N/A N/A
e)	Date of the transaction	2016 - 10 - 25
f)	Place of the transaction	New York Stock Exchange

Tony Llewellyn
Deputy Company Secretary
Smith & Nephew plc
Tel: 01923 477320

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: October 31, 2016

By: /s/ Susan Swabey
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                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary